                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)/1/

                       AMERICAN SHARED HOSPITAL SERVICES
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   029595105
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                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 8, 1999
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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CUSIP No. 029595105                   13D                      Page 2 of 5 Pages


1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        AIF II, L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                         (b) [_]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7       SOLE VOTING POWER

                0 shares of Common Stock

        8       SHARED VOTING POWER

                0 shares of Common Stock

        9       SOLE DISPOSITIVE POWER

                0 shares of Common Stock

        10      SHARED DISPOSITIVE POWER

                0 shares of Common Stock


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares of Common Stock

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14      TYPE OF REPORTING PERSON*

        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

CUSIP No. 029595105                   13D                      Page 3 of 5 Pages


1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lion Advisors, L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                         (b) [_]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7       SOLE VOTING POWER

                0 shares of Common Stock

        8       SHARED VOTING POWER

                0 shares of Common Stock

        9       SOLE DISPOSITIVE POWER

                0 shares of Common Stock

        10      SHARED DISPOSITIVE POWER

                0 shares of Common Stock


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares of Common Stock

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14      TYPE OF REPORTING PERSON*

        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 5 Pages
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

     The Statement on Schedule 13D of AIF II, L.P. ("AIF II"), a Delaware limited partnership, and Lion Advisors, L.P. ("Lion Advisors"), a Delaware limited partnership (collectively, the "Reporting Persons"), relating to the Common Stock, no par value ("Common Stock"), of American Shared Hospital Services, a California corporation (the "Company"), is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     Item 5 is hereby restated as follows:

     (a) See the information contained on the cover page to this Schedule 13D which is incorporated herein by reference.

     (b) See the information contained on the cover page to this Schedule 13D which is incorporated herein by reference.

     (c) On March 8, 1999, AIF II and Lion Advisors sold to the Company 135,174 and 304,144 shares of Common Stock, respectively, or 439,318 shares in the aggregate, in a privately negotiated transaction. The Company paid $439,318 for the shares in the aggregate, constituting a purchase price of $1.00 per share.

     On March 8, 1999, AIF II and Lion Advisors sold to the Company warrants to purchase 35,578 and 80,051 shares of Common Stock, respectively, or warrants to purchase 115,629 shares in the aggregate, in a privately negotiated transaction. The Company paid $28,907.25 for the warrants in the aggregate, constituting a purchase price of $.25 per share underlying the warrants.

     (d)  Not applicable.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock on March 8, 1999.

                               Page 4 of 5 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1999


                                LION ADVISORS, L.P.

                                   By: Lion Capital Management, Inc.,
                                       General Partner


                                   By: /s/ Michael D. Weiner
                                       ---------------------
                                       Name:  Michael D. Weiner
                                       Title:  Vice President, Lion Capital
                                               Management, Inc.


                                AIF II, L.P.

                                   By: Apollo Advisors, L.P.,
                                       Managing General Partner


                                   By: Apollo Capital Management, Inc.,
                                       General Partner


                                   By: /s/ Michael D. Weiner
                                       ---------------------
                                       Name:  Michael D. Weiner
                                       Title:  Vice President, Apollo Capital
                                               Management, Inc.

                               Page 5 of 5 Pages